CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,600,000	$385.20

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $607,317.60 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $385.20 offset against the registration fee due for this offering and of which $606,932.40 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement no. 62 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 36-I dated June 23, 2006	Registration Statement No. 333-130051 Dated June 27, 2006 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $3,600,000 Principal Protected Exchangeable Notes due June 28, 2011 (Exchangeable for the Common Stock of The Home Depot, Inc.)

 General

  The notes are designed for investors who seek full principal protection at maturity and who also want to participate in a possible increase in the market price of the Underlying Equity above $43.46. The closing price of the Underlying Equity on June 27, 2006 was $36.37. Investors should be willing to accept a yield to maturity less than on ordinary notes and may be exposed to any decline in the price of the Underlying Equity subsequent to any exchange of the notes.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 28, 2011.
  Payment at maturity will be either cash payment of the greater of your principal and the alternative payment amount or delivery of shares of common stock of The Home Depot, Inc., which we refer to as the Underlying Equity, as described below.
  Minimum denominations of $1,000 and integral multiples thereof.
  Investing in the notes is not equivalent to investing in the common stock of The Home Depot, Inc.
  The notes priced on June 27, 2006 and are expected to settle on or about June 30, 2006.

Key Terms

Underlying Equity:	Common stock of The Home Depot, Inc., par value $0.05 per share (New York Stock Exchange (“NYSE”) symbol “HD”). We refer to The Home Depot, Inc. as “Home Depot.”
Payment at Maturity:

Unless the notes have been exchanged, for each $1,000 principal amount note held by you at maturity we will pay you an amount in cash equal to the greater of:

(a) $1,000; and
(b) the cash amount in U.S. dollars equal to the product of the Exchange Ratio and the Final Share Price, which we refer to as the Alternative Payment Amount.

You may instruct us at any time until five business days before the Observation Date to make your payment at maturity, as described above, in shares of the Underlying Equity. If you make this election, you will receive, in lieu of a cash payment at maturity, the number of shares of the Underlying Equity equal to the Physical Delivery Amount. Fractional shares will be paid in cash.

Exchange Right:

You may exchange each $1,000 principal amount note at any time after the settlement date and prior to 11:00 a.m. on the Observation Date for the number of shares of the Underlying Equity equal to the Exchange Ratio or, in your discretion, a cash payment equal to the value of such shares. See “Description of Notes—Exchange Right” and “—Settlement - Determination of the Settlement Amount” in the accompanying product supplement no. 36-I.

Exchange Ratio:	1000 (Initial Share Price * Exchange Factor)
subject to adjustments as described in “General Terms of Notes—Anti-dilution Adjustments” in the accompanying product supplement no. 36-I.
Exchange Factor:	119.50%.
Physical Delivery Amount:	The number of shares of the Underlying Equity per $1,000 principal amount note, equal to the greater of $1,000 and the Alternative Payment Amount, as the case may be, divided by the Final Share Price.
Initial Share Price:	The closing price of the Underlying Equity on the pricing date, which was $36.37.
Final Share Price:	The closing price of the Underlying Equity on the Observation Date.
Interest Rate:	N/A
Call Right:	N/A
Observation Date:	June 23, 2011*
Maturity Date:	June 28, 2011*
CUSIP:	48123JBA6
*	Subject to postponement in the event of a market disruption event, as described under “General Terms of Notes” in the accompanying product supplement no. 36-I.

Investing in the Principal Protected Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 36-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$44.30	$955.70

Total	$3,600,000	$159,480	$3,440,520

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $44.30 per $1,000 principal amount note and will use a portion of that commission to allow aggregate concessions to other dealers of $24.65 per $1,000 principal amount note. The $24.65 aggregate concessions per $1,000 principal amount note consists of $19.65 per $1,000 principal amount note allowed to a selling dealer and $5.00 per $1,000 principal amount note allowed to an arranging dealer. See “Underwriting” beginning on page PS-31 of the accompanying product supplement no. 36-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 27, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 36-I dated June 23, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 23, 2006 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 36-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 36-I dated June 23, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206001683/e24365_424b2.txt
  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Underlying Equity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL LINKED TO THE PERFORMANCE OF THE UNDERLYING EQUITY — At maturity, in addition to your principal, which may be paid in cash or, at your option, shares of the Underlying Equity, any additional return on the notes is linked to the performance of the Underlying Equity. For more information about Home Depot, see “Public and Historical Information Regarding Home Depot” below.
  POTENTIAL FOR GAIN ON THE NOTE THROUGH EXCHANGE FEATURES — You will be able to exchange your notes at any time prior to 11:00 a.m. on the Observation Date. You may participate in any appreciation of the Underlying Equity above the Exchange Factor by exercising your right to exchange your notes for a number of shares of the Underlying Equity equal to the Exchange Ratio (or, at your discretion, the cash value of such shares). In order to exercise your exchange right, you must complete and deliver to us, the trustee and the calculation agent through your participant at DTC a notice of exchange, in the form of Annex A attached hereto, prior to 11:00 a.m. New York City time on the day you exercise this right.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 36-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Under this characterization, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make payments to you prior to maturity of the notes. Amounts received at maturity or earlier sale or disposition in excess of your basis will generally be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. You are urged to review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 36-I and consult your tax adviser regarding your particular circumstances. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 5.86%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1334.37.

Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

Original Issue Date through December 31, 2006	$29.30	$29.30

January 1, 2007 through December 31, 2007	$61.20	$90.50

January 1, 2008 through December 31, 2008	$64.84	$155.34

January 1, 2009 through December 31, 2009	$68.69	$224.03

January 1, 2010 through December 31, 2010	$72.77	$296.80

January 1, 2011 through June 28, 2011	$37.57	$334.37

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Exchangeable Notes Linked to the Common Stock of The Home Depot, Inc.	PS- 2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Equity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 36-I dated June 23, 2006.

  THE YIELD TO MATURITY IS LESS THAN INTEREST ON DEBT SECURITIES OF A SIMILAR MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING AND MAY UNDER CERTAIN CIRCUMSTANCES BE ZERO — The return you may realize on your investment may result in a lower effective yield to maturity than you would have obtained if you had invested in notes issued by us or by any issuer with a comparable credit rating that bear interest payments.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — The return on the notes at maturity is linked to the performance of the Underlying Equity. If the Underlying Equity does not increase by an amount which causes the Alternative Payment Amount to exceed $1,000, you will, if you do not exchange your notes for shares of Underlying Equity, receive no more than the principal amount of your notes at maturity.
  YOUR RETURN ON THE NOTES WILL NOT BE THE SAME AS THE RETURN YOU COULD EARN BY OWNING THE UNDERLYING EQUITY DIRECTLY — The closing price of the Underlying Equity on June 27, 2006 was $36.37. The Exchange Factor establishes a higher closing level which the Underlying Equity must reach in order for you to obtain a return on your investment at the time of an exchange or at maturity. The notes priced on June 27, 2006, and, in order for you to receive a payment having a cash value in excess of the principal amount of the notes, the closing price of the Underlying Equity would have to increase approximately $7.09, from $36.37 to $43.46, from the pricing date to the Exchange Settlement Date or Maturity Date, as the case may be, assuming an Exchange Factor of 119.50%.
  POTENTIAL DECLINE OF THE UNDERLYING EQUITY FOLLOWING EXCHANGE NOTICE — You may lose some or all of your investment if you elect to receive your payment in shares of the Underlying Equity and the closing price of the Underlying Equity decreases between your exercise of the Exchange Right on the Exchange Date and the Exchange Settlement Date or between the date you elect to have us pay you in shares of Underlying Equity at maturity and the Maturity Date, as the case may be, to a level at which the product of the Exchange Ratio and the closing price of the Underlying Equity on the Exchange Settlement Date is less than $1,000.
  NO DIVIDEND PAYMENT RIGHTS OR VOTING RIGHTS — As a holder of the notes, prior to receiving shares of the Underlying Equity, if at all, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying Equity would have. In addition, the issuer of the Underlying Equity will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the Underlying Equity and the notes.
  NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING EQUITY — We are not affiliated with the issuer of the Underlying Equity. We assume no responsibility for the adequacy of the information about the Underlying Equity or its issuer contained in this pricing supplement or in the product supplement no. 36-I. You should make your own investigation into the Underlying Equity and its issuer. We are not responsible for the Underlying Equity issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may currently or from time to time engage in business with Home Depot, including extending loans to, or making equity investments in, Home Depot or providing advisory services to Home Depot. In addition, one or more of our affiliates may publish research reports or otherwise express views with respect to Home Depot, and these reports may or may not recommend that investors buy or hold the Underlying Equity. As a prospective purchaser of a note, you should undertake an independent investigation of Home Depot as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  HEDGING AND TRADING IN HOME DEPOT STOCK — While the notes are outstanding, we or our affiliates may carry out hedging activities related to the notes, including in the Underlying Equity or instruments related to the Underlying Equity. We or our affiliates may also trade in the Underlying Equity or instruments related to the Underlying Equity from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the value of the Underlying Equity on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in detail in product supplement 36-I.

Hypothetical Examples of Payment If the Notes are Exchanged or at Maturity

The following table illustrates the cash value of the payment at maturity on a $1,000 investment in the notes, based on a number of assumed variables. These examples are provided for illustration purposes only and reflect the initial issue price of $1,000 per $1,000 principal amount note and the Exchange Factor of 120% and assume an initial share price of

JPMorgan Structured Investments — Principal Protected Exchangeable Notes Linked to the Common Stock of The Home Depot, Inc.	PS- 3

$37.00 per share of the Underlying Equity (and, therefore, an Exchange Ratio of 22.52) and that there are no anti-dilution adjustments and no market disruption events. The actual payment amounts received by you will depend on several variables, including, but not limited to, the closing price of the Underlying Equity on the Observation Date. The numbers appearing in the table below have been rounded for ease of analysis.

1 Price on the Observation Date	2 Appreciation (Depreciation) in the Underlying Equity	3 Value of the Alternative Payment Amount	4 Cash Payment at Maturity	5 Total Return on an Investment in the Notes

$20	(46%)	$450.40	$1,000.00	0%

$30	(19%)	$675.60	$1,000.00	0%

$40	8%	$900.80	$1,000.00	0%

$45	22%	$1,013.40	$1,013.40	1%

$55	49%	$1,238.60	$1,238.60	24%

$65	76%	$1,463.80	$1,463.80	46%

$75	103%	$1,689.00	$1,689.00	69%

$90	143%	$2,026.80	$2,026.80	102%

The table below illustrates the cash value of the payment at several hypothetical Exchange Dates on a $1,000 investment in the notes, based on a number of assumed variables. These examples are provided for illustration purposes only and reflect and assume the facts indicated in the paragraph above. The actual payment amounts received by you will depend on several variables, including, but not limited to, the closing price of the Underlying Equity on such Exchange Date. The numbers appearing in the table below have been rounded for ease of analysis.

A Price on Exchange Date	B Appreciation (Depreciation) in the Underlying Equity	C Price at Exchange Settlement Date	D Value of Physical Delivery on Exchange Settlement Date	E Value of Cash Delivery on Exchange Settlement Date	F Total Return on an Investment in the Notes (Physical/Cash)

$40	8%	$40	$900.80	$900.80	(10%)/(10%)

$45	22%	$45	$1,013.40	$1,013.40	1%/1%

$60	62%	$60	$1,351.20	$1,351.20	35%/35%

$45	22%	$60	$1,351.20	$1,013.40	35%/1%

$60	62%	$35	$788.20	$1,351.20	(21%)/35%

The following examples illustrate how the total returns set forth in the tables above are calculated.

Example 1: Prior to 11 a.m. on the Observation Date, the Underlying Equity price is $60 and investor exercises their Exchange Right and requests delivery in physical shares. The investor will therefore receive 22.52 shares of the Underlying Equity. On the Exchange Settlement Date, the Underlying Equity Price has not changed. Therefore the cash value of the shares received on the Settlement Date is equal to $1351.20 per $1,000 note.

Example 2: Prior to 11 a.m. on the Observation Date, the Underlying Equity price is $60 and investor exercises their Exchange Right and requests delivery in physical shares. The investor will therefore receive 22.52 shares of the Underlying Equity. On the Exchange Settlement Date, the Underlying Equity Price has decreased from $60 to $35. Therefore the cash value of the shares received on the Settlement Date is equal to $788.20 per $1,000 note.

Example 3: Prior to 11 a.m. on the Observation Date, the Underlying Equity price is $60 and investor exercises their Exchange Right and requests delivery in cash. Even though the Underlying Equity has decreased in value from $60 to $35 on the Exchange Settlement Date, the investor will still receive $1351.20 on the Settlement Date in cash per $1,000 note.

Example 4: On the Observation Date, the Underlying Equity price is $20 and the investor has not exercised their Exchange Right during the term of the notes. Because the Alternative Payment Amount is below the $1,000, the investor will receive their principal of $1,000 per $1,000 note.

Example 5: On the Observation Date, the Underlying Equity price is $75 and the investor has not exercised their Exchange Right during the term of the notes. Because the Alternative Payment Amount is above the $1,000 the investor will receive a cash payment of $1,689 per $1,000 note.

Public and Historical Information Regarding Home Depot

Public Information

According to its publicly available documents, Home Depot is a home improvement retailer that sells a wide variety of building materials and home improvement, lawn and garden products and provides a number of related services. The Underlying Equity is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act and is listed on the NYSE. Information provided to or filed with the SEC by Home Depot pursuant to the Exchange Act can be located by reference to SEC file number 000-14278. We make no representation or warranty as to the accuracy or completeness of these publicly available documents.

JPMorgan Structured Investments — Principal Protected Exchangeable Notes Linked to the Common Stock of The Home Depot, Inc.	PS- 4

Historical Information

The following graph sets forth the historical performance of the Underlying Equity based on the weekly closing price (in U.S. dollars) of the Underlying Equity from January 5, 2001 through June 23, 2006. The closing price of the Underlying Equity on June 27, 2006 was $36.37. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, de-listings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Underlying Equity has experienced significant fluctuations. The historical performance of the Underlying Equity should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of such stock during the term of the notes. We cannot give any assurance that the price of the Underlying Equity will increase sufficiently so that you will receive an amount in excess of the principal amount of the notes on the Exchange Settlement Date or Maturity Date, as applicable.

Source: Bloomberg

We make no representation as to the amount of dividends, if any, that Home Depot will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Underlying Equity.

JPMorgan Structured Investments — Principal Protected Exchangeable Notes Linked to the Common Stock of The Home Depot, Inc.	PS- 5

ANNEX A

Notice of Exchange

DATED: [ ]

JPMorgan Chase & Co., as Issuer 270 Park Avenue New York, New York 10017	J.P. Morgan Securities Inc., as calculation agent 277 Park Avenue New York, New York 10017-2070 Fax No.: [212-] (Attention: [ ])	Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as trustee 60 Wall Street MS NYC60-2710 New York, NY 10005-2858 Fax No.: 212-797-8614 (Attention: Irina Golovashchuk)

      Dear Sirs:

      The undersigned holder of the Principal Protected Exchangeable Notes due June 28, 2011 (Exchangeable for the Common Stock of The Home Depot, Inc.) of JPMorgan Chase Co. (CUSIP No. 48123JBA6) (the “Notes”) hereby irrevocably elects to exercise the Exchange Right in accordance with the term of the Notes. This Exchange Right relates to the principal amount of the Notes indicated below which are concurrently being delivered to the calculation agent, as of the date hereof (or, if this letter is received after 11:00 a.m., New York City time, on any Trading Day, as of the next Trading Day). Terms not defined herein have the meanings given to such terms in the product supplement 36-I, dated June 23, 2006 and pricing supplement no. 62, dated June 27, 2006. Please date and acknowledge receipt of this notice in the space provided below on the date of receipt, and fax a copy to the fax number indicated, whereupon JPMorgan Chase & Co. will deliver shares of Underlying Equity or a cash payment in lieu of such shares, as indicated by the Holder below.

      The undersigned certifies and acknowledges to you that (i) it is, or is duly authorized to act for, the beneficial owner of the principal amount of the Notes indicated below its signature (and attaches evidence of such ownership as provided by the undersigned’s position services department or the position services department of the entity through which the undersigned holds its Notes), (ii) it will cause the principal amount of the Notes to be exchanged to be transferred to the trustee as required by the terms of the Notes, (iii) the principal amount of the Notes to be exchanged pursuant to this notice is equal to or greater than $25,000, unless the Notes identified for exchange hereby constitute the undersigned’s entire holding of Notes and (iv) this instruction to exchange the Notes is irrevocable.

Very truly yours,

______________________________
(Name of beneficial owner or person
authorized to act on its behalf)

______________________________
(Title)

______________________________
(Fax No.)

Principal amount of the Notes to be exchanged:

$_____________________________
(must be at least $25,000 or the Holders entire
principal amount of notes and a multiple of $1,000)

The Holder elects to receive payment in (check
one box):

[ ] Cash

[ ] Shares of the Underlying Equity (and payment
in cash in respect of any fractional shares)

FOR INTERNAL USE ONLY:
Receipt of the above notice of exchange is
hereby acknowledged:

JPMORGAN CHASE & CO., as Issuer

By J.P. MORGAN SECURITIES INC., as
calculation agent

By:

_____________________________
(Title)

Date and time of acknowledgment:

______________________________
(Date/Time)